SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 7

                         SPECTRUM ORGANIC PRODUCTS, INC.
                                 --------------
                                (Name of Issuer)

                            No Par Value Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                    685928103
                                  ------------
                                 (CUSIP Number)

                                Jethren Phillips
                       c/o Spectrum Organic Products, Inc.
                       5341 Old Redwood Highway, Suite 400
                               Petaluma, CA 94954
                                 (707) 778-8900
            ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     2/14/05
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.  685928103                              Page 2  of 4    Pages
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1       NAME OF REPORTING PERSON:    Jethren Phillips

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

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                        7      SOLE VOTING POWER
                               27,000,000
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                      0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH               27,000,000
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                        0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               27,000,000
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               58.2
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14      TYPE OF REPORTING PERSON                   IN
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of
U. S. Oil and Gas Resources, Inc., a corporation organized under the laws of British Columbia, Canada ("U.S. Oil & Gas") and its executive officers and directors, as the reporting persons hereunder, relative to the acquisition by U.S. Oil & Gas of certain shares of common stock of Hadro Resources, Inc. Neither U.S. Oil & Gas nor its executive officers or directors have made any previous filings on Schedule 13D.

                                  SCHEDULE 13D


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CUSIP No.  685928103                              Page 3  of 4    Pages
-------------------------                      --------------------------

Item 1.           Security and Issuer

         No par value common stock of Spectrum Organic Products, Inc. (the "Company"), with its principal executive offices at 5341 Old Redwood Highway, Suite 400, Petaluma, California 94954.

Item 2.           Identity and Background

(a) Jethren Phillips
(b) c/o Spectrum Organic Products, Inc.
    5341 Old Redwood Highway, Suite 400
    Petaluma, CA  94954
(c) Mr. Phillips is Chairman of the Board of the Company.
(d) None
(e) None
(f) U.S.A.

Item 3.           Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.           Purpose of Transaction

         Not applicable.

Item 5.           Interest in Securities of the Issuer

(a) The aggregate amount of securities beneficially owned by Mr. Phillips as of the date of this filing is 27,000,000 shares, which represents 58.2% of the total class. In addition, Mr. Phillips holds incentive stock options representing the right to buy 75,000 shares, none of which were exercisable at the date of this filing.

(b)  Sole voting power - 27,000,000 Shared voting power - 0 Sole disposal power
     - 27,000,000 Shared disposal power - 0

(c) Since Amendment No. 6 filed on Schedule 13D/A with the Securities & Exchange Commission on November 17, 2004 by Mr. Phillips, the following dispositions of securities have been effected by Mr. Phillips:

                                  SCHEDULE 13D


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CUSIP No.  685928103                              Page 4  of 4    Pages
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         ----------------- -------- --------- -----------
           Date of         Shares   Price      Nature of
         Transaction       Disposed per Share Transaction
         ----------------- -------- --------- -----------

         February 14, 2005 300,000   $0.00       Gift
         ----------------- -------- --------- -----------


(d)      Not applicable
(e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None

Item 7.           Material to Be Filed as Exhibits

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 15, 2005


                                            /s/  Jethren Phillips
                                            -----------------------------------
                                                 Jethren Phillips